Filed by Cartesian Growth Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cartesian Growth Corporation

Commission File No. 001-40103

Date: September 20, 2021

C O R P O R A T E P A R T I C I P A N T S

Peter Yu, Chairman and CEO, Cartesian Growth Corp.

Michael Tiedemann, CEO, Tiedemann Advisors and TIG Advisors

Alex Jorgensen, Investor Relations

P R E S E N T A T I O N

Alex Jorgensen Investor Relations

Thank you, Operator. Welcome to the Cartesian Growth Corporation Conference Call.

We would like to first remind everyone that this call contains forward-looking statements including, but not limited to, the parties’ expectations or predictions of financial and business performance and conditions, competitive and industry outlook; the cash resources, plans and prospects of the combined entity; expected valuations of the combined entity; and the timing and completion of the transaction. Any projected financial information presented in this call is for illustrative purposes only and should not be relied upon as being predictive of future results. The inclusion of any financial forecast information in this call should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved.

Commentary on these topics constitutes forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

You will hear reference to the Tiedemann group during today’s prepared remarks. The Tiedemann Group is comprised of Tiedemann Advisors LLC, Tiedemann Trust Company, TIG Advisors LLC, and Tiedemann Constantia.

We encourage you to read the press release issued today, the accompanying presentation, and Cartesian Growth Corporation’s public filings with the SEC, including a Registration Statement on Form S-4 that will be filed in the near future and available on the SEC’s website, and, in particular, to the section or sections titled Risk Factors, for a discussion of the risks that can affect the transaction, the businesses of the parties to the transaction, and the outlook of the combined company.

I will now turn the call over to Peter Yu, Chairman and CEO of Cartesian Growth Corporation and Managing Partner of Cartesian. Peter.

Peter Yu Chairman and CEO, Cartesian Growth Corp.

Thank you for joining us. For more than 20 years my team and I have provided growth capital to private businesses to help them expand internationally. We’ve helped build more than 50 companies operating in more than 40 countries and in 15 different industries.

Two key vectors drive our practice. The first is a focus on long-term continuity; multi-decadal forces that shape the global economy over 25 or 30 years. And the second is a search for world-class management teams and proven business models.

After reviewing more than 50 opportunities and after three months of intensive due diligence, I’m very fortunate to introduce today a proposed business combination that will form a truly compelling business, Alvarium Tiedemann Holdings, sometimes shortened to AlTi. Following this combination, Alvarium Tiedemann will be a leading global wealth and asset manager with operations in four continents.

We expect to end this year with nearly $60 billion in AUM and AUA, and with a solid growth trajectory towards $100 billion within five years.

Alvarium Tiedemann will have a proven business model, a long track record of providing a full suite of solutions and services to its clients, both institutions and family offices. We expect the group will have a very high client retention rate greater than 95% which we expect to provide high visibility on revenues and a clear trajectory of growth.

We believe that Alvarium Tiedemann is on track to generate EBITDA of nearly $80 million, reflecting a margin of more than 35%.

As important as its proven business model are the long-term continuities that drive this opportunity. Demographic forces, such as a generational transfer of wealth, and the feminization of wealth, shape and create more opportunities.

Globalization drives an expanding client base opportunity, and there are fundamental industrial organizational shifts in the registered investment advisor landscape.

Lastly, there are important changes in the ideology of wealth management where we believe that Alvarium Tiedemann will be a clear thought leader.

So as a truly global wealth and asset manager, Alvarium Tiedemann will be uniquely positioned, and these long-term continuities will help drive the business to even greater heights.

I’m happy to spotlight four proven business leaders and business builders who will guide the future of Alvarium Tiedemann. Mike will be the CEO of the business, Alex will chair our Executive Committee, and Nancy and Kevin will serve on that committee.

Each one of them brings broad experience and expertise in building investment and wealth management platforms. As importantly, each one of them has built a level of trust, nimbleness, and institutional permanence that their clients, both family offices and institutions, have grown to appreciate and respect. Most importantly, they have built businesses with a high level of visibility, stability, and growing profitability.

So once again, thank you for joining us, and with that introduction, I’ll turn the call over to my friend, Mike, to give you an overview of Alvarium Tiedemann. Mike.

Michael Tiedemann CEO, Tiedemann Advisors and TIG Advisors

Thank you, Peter, and thank you all for joining today. In today’s presentation, we will summarize what we believe will become a unique public company within the financial services industry.

To give a sense of scope and scale, Alvarium Tiedemann’s combined history began over 20 years ago, and today has grown to encompass 400 colleagues operating across 11 countries in all the wealth centers of the world.

We expect to be one of the few truly independent wealth, trust, and family office operations with the ability to operate across these jurisdictions.

In addition to serving multigenerational clients’ wealth needs, Alvarium Tiedemann will have a Private Markets Group that offers co-investment opportunities across real estate and the innovation economy, and GP stakes across the alternative investment landscape.

We believe the combination of these business activities will create a dynamic and durable set of growing cashflows which will underpin the foundation of this unique public company.

In terms of scale, we expect the constituent companies and affiliated managers to finish the year with a combined assets of $60 billion, with combined EBITDA projected to be approximately $80 million and growing, in part, due to the earnings leverage embedded in the model.

Importantly, these businesses have grown both organically and through strategic acquisitions, having successfully completed and integrated businesses over the past decade. We believe this combination of strong organic growth and selective accretive acquisitions will be critical to supporting future growth. This, along with the complementary components of the constituent companies, drove the pursuit of this business combination, and the public listing.

In the simplest of terms, this is the ecosystem we expect to create through the Alvarium Tiedemann combination, and the one that we expect will well-serve clients and their evolving needs.

Who are Alvarium Tiedemann’s anticipated clients?

Families, both established and new, which have a measure of complexity and are deserving of a bespoke family office and investment solution. These clients seek us out for a single solution to their multifaceted and complex family needs, and we will align with them to construct solutions.

Our clients are also institutions, looking to invest with entrepreneurs who own their businesses and specialize in an area of focus that offer repeatable investment processes, excess returns, and who remain disciplined in their approach to building a business. Alvarium Tiedemann expects to work with these teams to help them grow and enhance their business over time.

We expect this ecosystem of entrepreneurs, whether it be a wealth client or an asset manager, to partner with Alvarium Tiedemann because of the combination of its core values of permanence, integrity and innovation, and one that offers global scale, access to capital and its network. We believe this unique network has a regenerative effect of actionable ideas and impact, which ultimately leads to growth.

Now let’s zoom in on some of the key strengths of Alvarium Tiedemann’s business model which is centered around the clients. Alvarium Tiedemann’s anticipated clients are multigenerational families, founders, entrepreneurs, and institutions that will partner or have partnered with Alvarium Tiedemann’s constituent companies in the past due to open architecture, tailored solutions, and a bespoke global approach to private market opportunities.

A global platform located in 25 cities across four continents. In each city, we will have a local team providing relevant services to cross-border clients as an integrated ecosystem of family offices and multigenerational entrepreneurs, resulting in what we expect to be Alvarium Tiedemann’s greatest source of new business opportunities, client referrals and direct investment opportunities.

This network effect has enabled our constituent companies to build repeatable processes around investment solutions and a proprietary co-investment program. We expect to utilize a nimble and flexible approach, occupying an open space in the middle market, providing capital, strategy, and operations to alternative managers.

Further, we plan to apply the constituent companies’ expertise in socially responsible and impact investing to both better serve existing clients of Alvarium and the Tiedemann Group, but also attract new clients – who like the existing clients are committed to making a sustainable difference, both through their own investment portfolio as well as through re-investment in their communities.

We believe this commitment as a combined company and that of our clients, distinguishes us as we serve multiple generations across the globe, aligning their capital with their values. Our clients’ ideas, aspirations and goals drive us to produce a more impactful and effective set of solutions and ultimately make us better at our craft.

Alvarium Tiedemann’s financial profile aligns with our focus of creating a permanent organization through the public offering. Stability, profitability, and growth are the financial hallmarks of our business.

We have had consistent, double-digit asset growth, which translates to revenue growth close to 20%, and most importantly, EBITDA growth of 40-plus-percent.

As we grow, we expect profit margins of the constituent companies to continue to build from their current rate of 35%. The efficiency of our balance sheet light model, and focus on cash generation, will enable us to continue to reinvest in the business in the decades to come and the ever-expanding opportunity set that lies in front of us. This re-investment should enable us to remain front-footed, innovative, and aligned with our changing client needs,

The constituent companies of Alvarium Tiedemann have a diversified client base, both globally and across types. Importantly, it’s a loyal client base with a high level of retention of 95-plus-percent, and a long history of working with the constituent companies.

On the wealth management platform, the client loyalty is due to the trust that has been built over time and through continually expanding the companies’ capabilities to further serve our clients, and comprehensively address their financial needs. Operating with the client’s best interest in mind, with a multitude of ways to serve their needs, we have become a trusted advisor that covers much more than purely asset management.

In the Private Markets Group, the constituent companies’ clients are institutions, large and small, and family offices that are attracted to the specialty focus of the underlying strategies and our co-investment program. Due to its operating scale and global sales team, Alvarium Tiedemann will be able to help these investment teams’ efforts with strategy, capital raising and structuring needs for their client base. Our mission is to help institutionalize entrepreneurs while allowing them to retain their culture and the majority of ownership to maintain alignment.

As we consider exciting areas of possible expansion, we anticipate in the coming years that there will be increasing growth coming from off the shores of the U.S., both within wealth management and across the Private Markets Group.

Within wealth management, as a business precisely designed for the ultra-high net worth client base, we believe our jurisdictional coverage and our bespoke service and investment model is tailored to capitalize on this megatrend.

We also believe that Alvarium Tiedemann will be well-positioned to meet the shifting demand of the high-net-worth population. High-net-worth individuals represent a $102 trillion global wealth with double-digit annual growth. Approximately $70 trillion of that market is changing hands and transitioning to younger generations, namely Gen X and millennials. These generations are more focused on impact and values-based investing, the innovation economy, and ultimately having those services being provided by an independent advisory firm that aligns with their core principles for change.

Alvarium Tiedemann will be poised to offer expertise in each of these areas as well as co-investment opportunities that we expect will be foundational to this demographic’s desire to diversify its portfolio across asset classes.

Within the Private Markets Group, we believe there will be few natural competitors that offer our scale, while remaining focused on the middle-market opportunities, specialist fund managers and co-investments that are naturally generated.

The opportunity set to identify established, but mid-sized asset managers across the alternative and real estate landscape is a robust one. We seek those managers looking to continue to build on what they have developed but can utilize the strength of our combined efforts to enhance it. We feel our ability to scale this opportunity set will only be enhanced as a public company.

We feel it is quite rare to have an independent firm such as the one we are creating to be able to seamlessly serve across these jurisdictions, whether it be through family office services, trusts, impact investments, alternatives and co-investment. We think this gives us a distinct advantage in a very large addressable marketplace.

At Alvarium Tiedemann we feel we have a unique vision, not just for the firm, but also for the types of clients and entrepreneurs that we end up working with and serving. We anticipate our asset growth over the next five years to achieve $100-billion-plus. As we grow, we expect our operating margins to increase, and ultimately to be north of 40-plus percent. Correspondingly, we expect our client base to continue to grow in their average size and be increasingly global.

Importantly as a firm, we are committed to impact investing, we’re committed to the environment, and we’re committed to diversity. We expect roughly half of our asset growth to be linked directly to impact, as families and institutions learn the value and the positive impact that these investments can have societally and environmentally. We feel strongly that our commitment to these core values, and our ability to deliver solutions, will be closely linked to the growth in the coming years.

We also aspire to set high standards for corporate goals which include achieving net zero emissions by 2030 as well as continued growth in diversity across our workforce. We want to be a leader and aim to be viewed as a leader globally. We strongly believe in the benefits of diversity within our firm, the talent that we can attract by being authentic in our commitment, and how the increasingly diverse talent can better serve our clients.

In summary, Alvarium Tiedemann brings global scale to several large addressable and sustainable growth trends; a resilient, loyal client base; a Private Markets Group that has ample white space; and a financial profile that’s stable and growing. Alvarium Tiedemann’s balance sheet light model and high free cash flow is also coupled with an attractive entry-level valuation.

Lastly, I want to emphasize that the leadership team of Alvarium Tiedemann is united in its values and shared corporate goals and couldn’t be more excited by the opportunities in front of them.

Today we’ve rolled out a suite of investor materials to help you assess the size and scale of the opportunity at hand. For further information, please head to the Investor Relations section of the Cartesian Growth Corporation website at cartesiangrowth.com.

Thank you again for joining us today. We are excited to begin our next chapter of growth and impact as Alvarium Tiedemann.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Cartesian Growth Corporation (“CGC”) intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of CGC, and after the registration statement is declared effective, CGC will mail a definitive proxy statement/prospectus relating to the proposed Business Combination to its stockholders. This communication does not contain any information that should be considered by CGC’s stockholders concerning the proposed Business Combination and is not intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the securities of CGC. CGC’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about CGC, the Companies and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of CGC as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017.

No Offer or Solicitation

This communication shall not constitute a “solicitation” as defined in Section 14 of the Exchange Act. This communication does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any private offering of securities in connection with the Business Combination (the “Securities”) will not be registered under the Securities Act, and will be offered as a private placement to a limited number of “qualified institutional buyers” (as defined in Rule 144A under the Securities Act) or institutional “accredited investors” (within the meaning of Rule 501(a) under the Securities Act). Accordingly, until registered for resale, the Securities must continue to be held until a subsequent disposition is exempt from the registration requirements of the Securities Act. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption from registration under the Securities Act. The transfer of the Securities may also be subject to conditions set forth in an agreement under which they are to be issued. Investors should be aware that they might be required to bear the final risk of their investment for an indefinite period of time. Neither CGC nor any of Tiedemann Wealth Management Holdings, LLC, a Delaware limited liability company (“TWMH”), TIG Trinity GP, LLC, a Delaware limited liability company (“TIG GP”), TIG Trinity Management, LLC, a Delaware limited liability company (“TIG MGMT” and, together with TIG GP, the “TIG Entities”), Alvarium Investments Limited, an English private limited company (“Alvarium” and, together with TWMH and the TIG Entities, the “Companies” and each a “Company”) is making an offer of the Securities in any state or jurisdiction where the offer is not permitted.

Participants in the Solicitation

CGC, the Companies and their respective directors and executive officers may be deemed participants in the solicitation of proxies from CGC’s stockholders with respect to the proposed Business Combination. A list of the names of CGC’s directors and executive officers and a description of their interests in CGC is contained in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Cartesian Growth Corporation, 505 Fifth Avenue, 15th Floor, New York, NY 10017. Additional information regarding the interests of the participants in the solicitation of proxies from CGC’s stockholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements herein generally relate to future events or the future financial or operating performance of CGC, the Companies or the combined company expected to result from the Business Combination (the “Combined Company”). For example, statements regarding the Combined Company’s industry and market sizes, future opportunities for the Combined Company, the Combined Company’s estimated future results and outcomes of the proposed Business Combination, including the implied enterprise value, the expected transaction and ownership structure and the likelihood and ability of the parties to successfully consummate the proposed Business Combination, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are provided for illustrative purposes only and are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions, whether or not identified in this communication, that, while considered reasonable by CGC, the Companies and their respective management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including (i) the inability to complete the business combination in a timely manner or at all (including due to the failure to receive required shareholder approvals, failure to receive approvals or the failure of other closing conditions); (ii) the inability to recognize the anticipated benefits of the proposed business combination; (iii) the inability to obtain or maintain the listing of CGC’s shares on Nasdaq following the business combination; (iv) costs related to the business combination; (v) the risk that the business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (vi) CGC and the Companies’ ability to manage growth and execute business plans and meet projections; (vii) potential litigation involving CGC or any of the Companies; (viii) changes in applicable laws or regulations, particularly with respect to wealth management and asset management; (ix) general economic and market conditions impacting demand for CGC’s or the Companies’ services, and in particular economic and market conditions in the financial services industry in the markets in which CGC or any of the Companies operate; and (x) other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CGC’s final prospectus relating to its initial public offering, dated February 23, 2021, and other filings with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or the assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither CGC nor the Companies presently know or that CGC or any of the Companies currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of CGC and the Companies described above. None of CGC or any Company undertakes any duty to update these forward-looking statements.